UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Acorn International, Inc.

(Name of issuer)

Ordinary Shares* American Depositary Shares

(Title of class of securities)

004854105**

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 9 Pages

CUSIP No. 004854105
1	Names of reporting persons/I.R.S. Identification nos. of above persons (entities only) SB Asia Investment Fund II L.P. Tax ID Number: 98-0446493
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 22,097,088[1]
	6	Shared voting power 0
	7	Sole dispositive power 22,097,088[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 22,097,088[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 24.8%[2]
12	Type of reporting person* PN

[1]	Includes (i) 20,591,970 ordinary shares and (ii) 501,706 American Depositary Shares, each representing 3 ordinary shares, held by SB Asia Investment Fund II L.P.
[2]	Based on 89,276,915 outstanding ordinary shares as of December 31, 2010.

SCHEDULE 13G	Page 3 of 9 Pages

CUSIP No. 004854105
1	Names of reporting persons/I.R.S. Identification nos. of above persons (entities only) SAIF II GP L.P. Tax ID Number: 98-0446492
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 22,097,088[3]
	6	Shared voting power 0
	7	Sole dispositive power 22,097,088[3]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 22,097,088[3]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 24.8%[4]
12	Type of reporting person* PN

[3]

Includes (i) 20,591,970 ordinary shares and (ii) 501,706 American Depositary Shares, each representing 3 ordinary shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P.

[4]	Based on 89,276,915 outstanding ordinary shares as of December 31, 2010.

SCHEDULE 13G	Page 4 of 9 Pages

CUSIP No. 004854105
1	Names of reporting persons/I.R.S. Identification nos. of above persons (entities only) SAIF Partners II L.P. Tax ID Number: 98-0446491
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 22,097,088[5]
	6	Shared voting power 0
	7	Sole dispositive power 22,097,088[5]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 22,097,088[5]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 24.8%[6]
12	Type of reporting person* PN

[5]

Includes (i) 20,591,970 ordinary shares and (ii) 501,706 American Depositary Shares, each representing 3 ordinary shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P.

[6]	Based on 89,276,915 outstanding ordinary shares as of December 31, 2010.

SCHEDULE 13G	Page 5 of 9 Pages

CUSIP No. 004854105
1	Names of reporting persons/I.R.S. Identification nos. of above persons (entities only) SAIF II GP Capital Ltd. Tax ID Number: 98-0446490
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 22,097,088[7]
	6	Shared voting power 0
	7	Sole dispositive power 22,097,088[7]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 22,097,088[7]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 24.8%[8]
12	Type of reporting person* PN

[7]

Includes (i) 20,591,970 ordinary shares and (ii) 501,706 American Depositary Shares, each representing 3 ordinary shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P., the sole general partner of which is SAIF II GP Capital Ltd.

[8]	Based on 89,276,915 outstanding ordinary shares as of December 31, 2008.

CUSIP No. 004854105	SCHEDULE 13G	Page 6 of 9 Pages

Item 1	(a)	Name of Issuer:

Acorn International, Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

18F, 20 Baoshiyuan Building, 487 Tianlin Lu, Shanghai 200233, People’s Republic of China

Item 2	(a)	Name of Person Filing:

SB Asia Investment Fund II L.P. SAIF II GP L.P. SAIF Partners II L.P. SAIF II GP Capital Ltd.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

SB Asia Investment Fund II L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF II GP L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF Partners II L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF II GP Capital Ltd. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

Item 2	(c)	Citizenship

SB Asia Investment Fund II L.P. - Cayman Islands SAIF II GP L.P. - Cayman Islands SAIF Partners II L.P. - Cayman Islands SAIF II GP Capital Ltd. - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01 American Depository Shares

Item 2	(e)	CUSIP Number:

004854105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 004854105	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Asia Investment Fund II L.P.	22,097,088 ordinary shares	24.8%	22,097,088 ordinary shares	0	22,097,088 ordinary shares	0
SAIF II GP L.P.	22,097,088 ordinary shares	24.8%	22,097,088 ordinary shares	0	22,097,088 ordinary shares	0
SAIF Partners II L.P.	22,097,088 ordinary shares	24.8%	22,097,088 ordinary shares	0	22,097,088 ordinary shares	0
SAIF II GP Capital Ltd.	22,097,088 ordinary shares	24.8%	22,097,088 ordinary shares	0	22,097,088 ordinary shares	0

The percentages of ownership set forth above are based on 89,276,915 ordinary shares outstanding as of December 31, 2010.

SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 004854105	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 25, 2011

SB Asia Investment Fund II L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd.

CUSIP No. 004854105	SCHEDULE 13G	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement